                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4 )

                                 Equinix, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    2944U106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Pek Siok Lan
                             STT Communications Ltd.
                                 51 Cuppage Road
                           # 10-11/17, StarHub Center
                                229469 Singapore
                            Telephone (65) 6723 8668
                            Facsimile (65) 6720 7277

                                    Copy to:

                               Michael W. Sturrock
                              Latham & Watkins LLP
                            80 Raffles Place, #14-20
                                   UOB Plaza 2
                                Singapore 048624
                            Telephone (65) 6536 1161
                            Facsimile (65) 6536 1171
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                January 11, 2005
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(c), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 2944U106                 13D                        PAGE 2 OF 15 PAGES
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    TEMASEK HOLDINGS (PRIVATE) LIMITED
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    OO
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Singapore
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    11,718
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    10,158,530
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    11,718
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    10,158,530
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     10,170,248(1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     39.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------

(1) The Reporting Person expressly disclaims beneficial ownership of all shares beneficially owned by i-STT Investments Pte Ltd.

CUSIP NO. 2944U106                 13D                        PAGE 3 OF 15 PAGES
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    SINGAPORE TECHNOLOGIES TELEMEDIA PTE LTD
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    OO
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Singapore
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    10,158,530
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    10,158,530
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     10,158,530
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     39.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------

CUSIP NO. 2944U106                 13D                        PAGE 4 OF 15 PAGES
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    STT COMMUNICATIONS LTD.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    OO
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Singapore
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    10,158,530
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    10,158,530
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     10,158,530
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     39.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------

CUSIP NO. 2944U106                 13D                        PAGE 5 OF 15 PAGES
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    i-STT INVESTMENTS PTE LTD
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    OO
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Singapore
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    10,158,530
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    10,158,530
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     10,158,530
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     39.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------

                                                              Page 6 of 15 Pages

This Amendment No. 4 amends the Schedule 13D previously filed by STT Communications Ltd. ("STT Comm") with the Securities and Exchange Commission on October 11, 2002, as amended and restated by Amendment No. 1 to Schedule 13D filed on January 3, 2003 by STT Comm, as further amended by Amendment No. 2 to
Schedule 13D filed on December 22, 2003 and as further amended by Amendment No. 3 to Schedule 13D filed on December 30, 2004 (as amended, the "Statement") with respect to the common stock, par value $0.001 per share (the "Common Stock") of Equinix, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used but not defined herein have the meanings given to them in the Statement.


ITEM 2.      IDENTITY AND BACKGROUND

The information regarding the executive officers and directors of the Reporting Persons set forth on Schedule A of the Statement is amended and restated in its entirety as set forth on Schedule A attached hereto, which is incorporated herein by reference.


ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated in its entirety as follows:

On January 11, 2005, i-STTI executed a Conversion Agreement with the Issuer by acknowledging and agreeing to the terms of a letter from the Issuer dated January 10, 2005 (the "Conversion Agreement"), pursuant to which the Issuer effected a conversion of 95% of the Notes and 95% of the Payment-In-Kind Notes ("PIK Notes") held by i-STTI into Series A-1 Convertible Preferred Stock of the Issuer at a conversion price of $9.1779 per share with effect from January 1, 2005 (the "Notes Conversion"). In connection with the Notes Conversion, 4,144,216 shares of Series A-1 Convertible Preferred Stock will be issued to i-STTI. The 4,144,216 shares of Series A-1 Convertible Preferred Stock issuable under the Conversion Agreement are convertible into Common Stock of the Issuer on a 1-for-1 basis at the option of i-STTI after January 31, 2005, which is the expiration date of the applicable waiting period under the HSR Act.

i-STTI owns beneficially and of record 10,158,530 shares of Common Stock, representing 39.6% of the outstanding shares of Common Stock. The shares include 1,084,686 shares of Common Stock acquired on December 31, 2002, 1,885,728 shares of Common Stock acquired on November 21, 2003, 1,868,667 shares of Common Stock that may be acquired upon conversion of the Series A Convertible Preferred Stock owned of record by i-STTI, 4,144,216 shares of Common Stock that may be acquired upon conversion of the Series A-1 Convertible Preferred Stock acquired upon the Notes Conversion, 209,559 shares of Common Stock that may be acquired upon conversion of the remaining Notes and PIK Notes owned of record by i-STTI as of the date hereof, and 965,674 shares of Common Stock that may be acquired upon the conversion of the Series A Convertible Preferred Stock acquired upon the exercise of the Warrants owned of record by i-STTI. Because of the relationships described in Item 2 above, the Singapore Parent Entities may be deemed to beneficially own the shares owned of record by i-STTI. Temasek disclaims beneficial ownership of the shares owned beneficially and of record by i-STTI.

In addition to the share amounts detailed in the preceding paragraph, Temasek may be deemed to beneficially own 11,718 additional shares of Common Stock, representing 0.05% of the outstanding Common Stock. The additional 11,718 shares of Common Stock are owned beneficially and of record by Temasek's indirect, wholly-owned subsidiary, T.H.e Venture Pte Ltd.

                                                              Page 7 of 15 Pages

The calculation of the percentages in the foregoing paragraphs is based on the number of shares of Common Stock disclosed as outstanding as of September 30, 2004 (i.e. 18,459,337 shares of Common Stock), in the Form 10-Q filed by the Issuer on November 4, 2004. Except as set forth in this Statement, to the knowledge of the Reporting Persons, no director or executive officer of any of the Reporting Persons beneficially owns any other securities of the Issuer.

In connection with an internal restructuring that was completed on December 31, 2004, the shares of STT owned by STPL were transferred to Temasek with effect from December 31, 2004, and STPL thereafter ceased to be a Reporting Person.

Except as described in this Statement, there have been no transactions by the Reporting Persons in securities of the Issuer during the past sixty days. To the knowledge of the Reporting Persons, there have been no transactions by any director or executive officer of any of the Reporting Persons in securities of the Issuer during the past sixty days.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The description of the Conversion Agreement is qualified in its entirety by reference to the Conversion Agreement, a copy of which appears as an exhibit to this Statement.


ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS

1. Conversion Agreement between the Issuer and i-STT Investments Pte Ltd dated as of January 10, 2005.

                                                              Page 8 of 15 Pages

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: January 14, 2005                 TEMASEK HOLDINGS (PRIVATE) LIMITED


                                        By:   /s/ Chia Yue Joo
                                              ----------------------------------
                                              Name:  Chia Yue Joo
                                              Title: Managing Director,
                                                     Legal/Secretariat

                                        SINGAPORE TECHNOLOGIES TELEMEDIA PTE LTD


                                        By:   /s/ Pek Siok Lan
                                              ----------------------------------
                                              Name:  Pek Siok Lan
                                              Title: Company Secretary


                                        STT COMMUNICATIONS LTD.


                                        By:   /s/ Pek Siok Lan
                                              ----------------------------------
                                              Name:  Pek Siok Lan
                                              Title: Company Secretary


                                        i-STT INVESTMENTS PTE LTD


                                        By:   /s/ Pek Siok Lan
                                              ----------------------------------
                                              Name:  Pek Siok Lan
                                              Title: Director

                                                              Page 9 of 15 Pages



                                  EXHIBIT INDEX

1. Conversion Agreement between the Issuer and i-STT Investments Pte Ltd dated as of January 10, 2005.

                                                             Page 10 of 15 Pages

                                   SCHEDULE A

The name, present principal occupation and business address of each director and executive officer of the Reporting Persons is set forth below
The following is a list of the executive officers and directors of Temasek:

Name, Business Address and
Positions at Temasek                         Present Principal Occupation       Citizenship
------------------------------------------   --------------------------------   --------------
S Dhanabalan                                 Chairman,                          Singaporean
60B Orchard Road                             DBS Group Holdings Ltd
#06-18 Tower 2
The Atrium@Orchard
Singapore 238891
(Chairman, Temasek)

Kwa Chong Seng                               Chairman & Managing Director,      Singaporean
1 Harbourfront Place                         ExxonMobil Asia Pacific
#06-00 Harbourfront Tower One                Pte Ltd
Singapore 098633
(Deputy Chairman, Temasek)

Lim Siong Guan                               Permanent Secretary,               Singaporean
100 High Street #09-01                       Ministry of Finance
Singapore 179434
(Deputy Chairman, Temasek)

Sim Kee Boon                                 Advisor,                           Singaporean
60B Orchard Road                             Temasek Advisory Panel
#06-18 Tower 2
The Atrium@Orchard
Singapore 238891
(Director, Temasek)

Fock Siew Wah                                Deputy Chairman,                   Singaporean
6 Shenton Way                                Fraser & Neave Ltd
DBS Building Tower One
46th Floor
Singapore 068809
(Director, Temasek)

Koh Boon Hwee                                Chairman,                          Singaporean
1 Kim Seng Promenade                         Singapore Airlines Ltd
#10-06 Great World City East Tower
Singapore 237994
(Director, Temasek)

Kua Hong Pak                                 Director, Managing Director        Singaporean
205 Braddell Road                            & Group CEO,
West Wing 2nd Floor                          ComfortDelgro Corporation Ltd
Singapore 579701
(Director, Temasek)

                                                             Page 11 of 15 Pages

Name, Business Address and
Positions at Temasek                         Present Principal Occupation       Citizenship
------------------------------------------   --------------------------------   --------------
Ho Ching                                     Executive Director and CEO,        Singaporean
60B Orchard Road                             Temasek Holdings (Private)
#06-18 Tower 2                               Limited
The Atrium@Orchard
Singapore 238891
(Director, Temasek)

Ng Kok Song                                  Managing Director (Public          Singaporean
168 Robinson Road                            Markets),
#37-01 Capital Tower                         Government of Singapore
Singapore 068912                             Investment Corporation Private
(Director of Temasek)                        Limited

Gan Chee Yen                                 Managing Director, Finance         Singaporean
60B Orchard Road                             Temasek Holdings (Private)
#06-18 Tower 2                               Limited
The Atrium@Orchard
Singapore 238891
(Managing Director, Finance of Temasek)


The following is a list of the executive officers and directors of STT:

Name, Business Address and
Positions at STT                             Present Principal Occupation       Citizenship
------------------------------------------   --------------------------------   --------------
Tan Guong Ching                              Permanent Secretary, Ministry      Singaporean
New Phoenix Park                             of Home Affairs
28 Irrawaddy Road
Singapore 329560
(Chairman and Director, STT)

Peter Seah Lim Huat                          Member, Temasek Advisory Panel     Singaporean
51 Cuppage Road #09-01
StarHub Centre
Singapore 229469
(Deputy Chairman and Director of STT)

Lee Theng Kiat                               President and CEO, STT and STT     Singaporean
51 Cuppage Road #10-11/17                    Comm
StarHub Centre
Singapore 229469
(Director, President & CEO, STT)

Sum Soon Lim                                 Corporate Adviser                  Singaporean
51 Cuppage Road #10-11/17
StarHub Centre
Singapore 229469
(Director, STT)

Bertie Cheng Shao Shiong                     Company Director                   Singaporean
51 Cuppage Road #10-11/17
StarHub Centre
Singapore 229469
(Director, STT)

                                                             Page 12 of 15 Pages

Name, Business Address and
Positions at STT                             Present Principal Occupation        Citizenship
------------------------------------------   ---------------------------------   --------------
Lim Ming Seong                               Chairman, CSE Global Ltd.           Singaporean
No. 2 Ubi View
Singapore 408556
(Director, STT)

Tay Siew Choon                               Dy Chairman, Green Dot Capital      Singaporean
8 Shenton Way #09-02                         Pte Ltd
Temasek Towers
Singapore 068811
(Director, STT)

Sio Tat Hiang                                Executive Vice President, STT       Singaporean
51 Cuppage Road #10-11/17                    and STT Comm
StarHub Centre
Singapore 229469
(Executive Vice President, STT)

Pek Siok Lan                                 Senior Vice President, Legal &     Singaporean
51 Cuppage Road #10-11/17                    General Counsel, STT and STT Comm
StarHub Centre
Singapore 229469
(Company Secretary, STT)

Jean F.H.P. Mandeville                       Chief Financial Officer, STT        Belgian
51 Cuppage Road #10-11/17                    and STT Comm
StarHub Centre
Singapore 229469
(Chief Financial Officer, STT)

Anupam Garg                                  Senior Vice President,              Indian
51 Cuppage Road #10-11/17                    International Business
StarHub Centre                               Development, STT and STT Comm
Singapore 229469
(Senior Vice President, International
Business Development, STT)

Kek Soon Eng                                 Senior Vice President,              Singaporean
51 Cuppage Road #10-11/17                    Management of Investee
StarHub Centre                               Companies, STT and STT Comm
Singapore 229469
(Senior Vice President, Management of
Investee Companies, STT)

Andrew Loh                                   Senior Vice President,              Singaporean
51 Cuppage Road #10-11/17                    International Operations, STT
StarHub Centre                               and STT Comm
Singapore 229469
(Senior Vice President, International
Operations, STT)

                                                             Page 13 of 15 Pages

The following is a list of the executive officers and directors of STT Comm:

Name, Business Address and
Positions at STT Comm                        Present Principal Occupation       Citizenship
------------------------------------------   --------------------------------   --------------
Tan Guong Ching                              Permanent Secretary, Ministry      Singaporean
New Phoenix Park                             of Home Affairs
28 Irrawaddy Road
Singapore 329560
(Chairman and Director, STT Comm)

Peter Seah Lim Huat                          Member, Temasek Advisory Panel     Singaporean
51 Cuppage Road #09-01
StarHub Centre
Singapore 229469
(Deputy Chairman and Director of STT Comm)

Lee Theng Kiat                               President and CEO, STT and STT     Singaporean
51 Cuppage Road #10-11/17                    Comm
StarHub Centre
Singapore 229469
(Director, President & CEO, STT Comm)

Sum Soon Lim                                 Corporate Adviser                  Singaporean
51 Cuppage Road #10-11/17
StarHub Centre
Singapore 229469
(Director, STT Comm)

Bertie Cheng Shao Shiong                     Company Director                   Singaporean
51 Cuppage Road #10-11/17
StarHub Centre
Singapore 229469
(Director, STT Comm)

Lim Ming Seong                               Chairman, CSE Global Ltd.          Singaporean
No. 2 Ubi View
Singapore 408556
(Director, STT Comm)

Tay Siew Choon                               Dy Chairman, Green Dot Capital     Singaporean
8 Shenton Way #09-02                         Pte Ltd
Temasek Towers
Singapore 068811
(Director, STT Comm)

Sio Tat Hiang                                Executive Vice President, STT      Singaporean
51 Cuppage Road #10-11/17                    & STT Comm
Starhub Centre
Singapore 229469
(Executive Vice President, STT Comm)

Pek Siok Lan                                 Senior Vice President, Legal &     Singaporean
51 Cuppage Road #10-11/17                    General Counsel, STT and STT
StarHub Centre                               Comm
Singapore 229469
(Company Secretary, STT Comm)

                                                             Page 14 of 15 Pages

Name, Business Address and
Positions at STT Comm                        Present Principal Occupation       Citizenship
------------------------------------------   --------------------------------   --------------
Jean F.H.P. Mandeville                       Chief Financial Officer, STT       Belgian
51 Cuppage Road #10-11/17                    and STT Comm
StarHub Centre
Singapore 229469
(Chief Financial Officer, STT Comm)

Anupam Garg                                  Senior Vice President,             Indian
51 Cuppage Road #10-11/17                    International Business
StarHub Centre                               Development, STT and STT Comm
Singapore 229469
(Senior Vice President, International
Business Development, STT Comm)

Kek Soon Eng                                 Senior Vice President,             Singaporean
51 Cuppage Road #10-11/17                    Management of Investee
StarHub Centre                               Companies, STT and STT Comm
Singapore 229469
(Senior Vice President, Management of
Investee Companies, STT Comm)

Andrew Loh                                   Senior Vice President,             Singaporean
51 Cuppage Road #10-11/17                    International Operations, STT
StarHub Centre                               and STT Comm
Singapore 229469
(Senior Vice President, International
Operations, STT Comm)

The following is a list of the executive officers and directors of i-STTI:

Name, Business Address and Positions
at i-STTI                                    Present Principal Occupation       Citizenship
------------------------------------------   --------------------------------   --------------
Lee Theng Kiat                               President and CEO,                 Singaporean
51 Cuppage Road,                             STT and STT Comm
#10-11/17 StarHub Centre
Singapore 229469
(Director, i-STTI)

Sio Tat Hiang                                Executive Vice-President,          Singaporean
51 Cuppage Road,                             STT and STT Comm
#10-11/17 StarHub Centre
Singapore 229469
(Director, i-STTI)

                                                             Page 15 of 15 Pages

Name, Business Address and Positions
at i-STTI                                    Present Principal Occupation       Citizenship
------------------------------------------   --------------------------------   --------------
Jean F.H.P. Mandeville                       Chief Financial Officer,           Belgian
51 Cuppage Road,                             STT and STT Comm
#10-11/17 StarHub Centre
Singapore 229469
(Director, i-STTI)

Pek Siok Lan                                 Senior Vice President, Legal &     Singaporean
51 Cuppage Road                              General Counsel,
#10-11/17 StarHub Centre                     STT Comm and STT
Singapore 229469
(Director, i-STTI)